Exhibit 97.1

ARGO BLOCKCHAIN PLC

EXECUTIVE COMPENSATION CLAWBACK POLICY

Adopted Effective 1 December 2023

Introduction

The Remuneration Committee (the “Committee”) of the Board of Directors (the “Board”) of Argo Blockchain plc (the “Company”) has recommended and the Board has adopted this Executive Compensation Clawback Policy (this “Policy”) effective as of 1 December 2023 (the “Effective Date”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act and Listing Rule 5608 of the corporate governance rules of The Nasdaq Stock Market (“Nasdaq”) (the “Listing Standards”).

Administration

Absent manifest error, any determinations that the Committee makes in the interpretation or administration of this Policy shall be final and binding on all affected Covered Executives (defined below).

Covered Executives

This Policy applies to Covered Compensation (defined below) that is granted to, earned by or vested in favor of the Company's current and former chief executive officer and chief financial officer and such other senior executives or employees who the Board or Committee may include from time to time by amendment to the Policy and written notice to the relevant person (“Covered Executives”).

“Covered Compensation” means Incentive Compensation (defined below) that is granted to, earned by or vested in favor of Covered Executives. Covered Compensation does not include any compensation that an executive received during any three-year recoupment period described below if the executive was not a Covered Executive during that period.

Recoupment; Accounting Restatement

If the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the US federal securities laws, the Committee will require reimbursement or forfeiture of any excess Covered Compensation (as determined in accordance with this Policy) that each Covered Executive received during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

Incentive Compensation

“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure (defined below). Incentive Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period. As of the Effective Date, the following are examples of Incentive Compensation of the Company that are based on a Financial Reporting Measure:

●	Annual cash short-term incentive (STI)
●	Performance share units

A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure, (ii) stock price and (iii) total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission (“SEC”). As of the Effective Date, the following are examples of Financial Reporting Measures that the Company currently utilizes to provide Incentive Compensation:

●	Relative total shareholder return (“TSR”) compared to the TSR of other companies and funds
●	Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA)

For the avoidance of doubt, the listed Incentive Compensation above as well as other forms of Incentive Compensation not listed above but determined upon the attainment of the Financial Reporting Measures (whether or not listed above) shall be subject to this Policy as Covered Compensation.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Covered Compensation paid to the Covered Executive based on the erroneous data over the Covered Compensation that would have been paid to the Covered Executive had it been based on the restated results. As provided by the Listing Rule, the recovered amount must be computed without regard to any taxes that the Covered Executive paid.

If the Committee cannot determine the amount of excess Covered Compensation received by the Covered Executive directly from the information in the accounting restatement, then the Committee will make its determination based on a reasonable estimate of the effect of the accounting restatement. As provided by the Listing Rule, for incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

●	The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and
●	The issuer must maintain documentation of the determination of that reasonable estimate and provide the documentation to the Exchange.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping Covered Compensation hereunder which may include (without limitation):

●	requiring reimbursement of cash Covered Compensation previously paid;
●	Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards that are Covered Compensation;
●	offsetting the recouped amount from any compensation that the Company otherwise owes to the Covered Executive;
●	cancelling outstanding vested or unvested equity awards;
●	taking any other remedial and recovery action that law permits.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Covered Compensation.

Interpretation

The Committee is authorized by the Board to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards that the SEC or the Nasdaq adopts from time to time.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect further regulations adopted by the SEC under Section 10D of the Exchange Act or rules or interpretations promulgated thereunder and to comply with any NASDAQ Listing Standards. The Committee may terminate this Policy at any time.

Other Recoupment Rights

The Committee intends that this Policy will be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company.

Impracticability

The Committee must cause the Company to recover erroneously awarded compensation in compliance with this Policy except to the extent that one or more of the conditions below are met, and the Committee (or a majority of the independent directors serving on the Board) has made a determination that recovery would be impracticable. The following are exceptions to the recovery requirement:

●	The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on expense of enforcement, the issuer must make a reasonable attempt to recover such erroneously awarded compensation, document the recovery attempt and provide that documentation to Nasdaq.
●	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the issuer must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and must provide the opinion to Nasdaq.
●	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.